

Mail Stop 3030

June 12, 2009

Via Facsimile and U.S. Mail

Mary A. Lay
Interim Chief Financial Officer
Patient Safety Technology
43460 Ridge Park Drive, Suite 140
Temecula, CA 92590

      Re: Patient Safety Technology
              Form 10-K for the year ended December 31, 2008
              File No. 1-09727

Dear Ms. Lay:

      We have reviewed your letter dated June 2, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note from your disclosures on page F-6 and F-26 that you restated you December 31, 2007 financial statements for tax withholdings on stock grants. We do not see where you auditor has made mention of this correction of an error in its audit report. Please explain to us in greater detail the nature of the errors. Further, please have your auditor tell us how it has considered the guidance in AU 420 in concluding that an explanatory paragraph is not needed in the audit report. As appropriate, explain why you believe the error is consistent with the scenario described in AU 420.16.

Form 10-Q for the quarter ended March 31, 2009

Item 4T. Controls and Procedures, page 26

2.   We see your disclosure here that your previously identified material weaknesses
        have not been fully remediated as of March 31, 2009. We further note the
        corrective actions you have taken in order to correct the previously identified
        material weakness, including the engagement of an internal control specialist and
        implementation of a new software program. Given these corrective actions noted,
        the disclosure in the last paragraph could be confusing as you have disclosed that
        you have made no change in your internal controls over financial reporting during
        the most recently completed fiscal quarter that materially affected or is reasonably
        likely to materially affect your internal controls over financial reporting. Please
        revise your disclosure under "Changes in Internal Control ever Financial
        Reporting" in future filings to clearly explain any changes that have materially
        affected or are reasonably likely to materially affect your internal controls over
        financial reporting. In this regard, if you do not believe the corrective actions you
        describe would be considered material changes in your internal control over
        financial reporting, explain to us your basis for this conclusion. Refer to Item
        308(c) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202)
551-3643 if you have questions regarding comments on the financial statements and
related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief